Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF AVANEX CORPORATION

A Delaware Corporation

Avanex Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

A: The name of this Corporation is Avanex Corporation.

B: The date of filing of this Corporation’s original Certificate of Incorporation with the Secretary of State of Delaware was December 1, 1999.

C: Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation by deleting the first paragraph of Article Fourth and substituting therefor a new first paragraph to read in its entirety as follows:

FOURTH: This Corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of Common Stock that this Corporation is authorized to issue is 450,000,000, with a par value of $0.001 per share, and the total number of shares of Preferred Stock that this Corporation is authorized to issue is 10,000,000, with a par value of $0.001 per share.

D: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Avanex Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Jo S. Major, Jr., its President and Chief Executive Officer, this 20th day of November, 2006.

AVANEX CORPORATION

/s/ JO MAJOR
Jo S. Major, Jr. President and Chief Executive Officer